UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

ADVANCED MICRO DEVICES, INC.

(Name of Subject Company (Issuer))

ADVANCED MICRO DEVICES, INC.

(Names of Filing Persons (Issuer)

6.00% Convertible Senior Notes due 2015

(Title of Class of Securities)

007903 AK3

007903 AL1

(CUSIP Number of Class of Securities)

Harry A. Wolin, Esq.

Senior Vice President, General Counsel and Secretary

One AMD Place

Sunnyvale, California 94088-3453

(408) 749-4000

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of Filing Persons)

Copy to:

Tad J. Freese, Esq.

Latham & Watkins LLP

140 Scott Drive

Menlo Park, CA 94025-1008

Phone: (650) 328-4600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$452,625,000	$58,299

*	Determined pursuant to Rule 0-1l(b)(l) of the Securities Exchange Act of 1934, as amended. Based upon the maximum amount of cash that might be paid for the 6.00% Convertible Senior Notes due 2015 (the “Notes”) assuming that $425,000,000 aggregate principal amount of outstanding Notes are purchased at a price of $1,065 per $1,000 principal amount.
**	The amount of the filing fee equals $128.80 per $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-1l(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$58,299	Filing Party:	Advanced Micro Devices, Inc.
Form or Registration No.:	Schedule TO	Date Filed:	February 20, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTORY STATEMENT

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO (as amended, the “Schedule TO”) originally filed with the United States Securities and Exchange Commission (the “SEC”) on February 20, 2014, as amended by Amendment No. 1 to Schedule TO filed with the SEC on February 26, 2014 (“Amendment No. 1”) by Advanced Micro Devices, Inc. (“AMD” or the “Company”) in connection with its offer to purchase for cash, on the terms and subject to the conditions set forth in the Offer to Purchase, dated February 20, 2014 (the “Offer to Purchase”), and related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), on a pro rata basis, up to $425,000,000 aggregate principal amount of AMD’s outstanding 6.00% Convertible Senior Notes due 2015 (the “Notes”).

Only those items amended are reported in this Amendment No. 2. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged and this Amendment No. 2 does not modify any of the information previously reported on Schedule TO. You should read this Amendment No. 2 together with the Schedule TO, Amendment No. 1, the Offer to Purchase and the related Letter of Transmittal.

Item 1.	Summary Term Sheet.

The below questions in the Offer to Purchase under the title “Summary of the Offer” are hereby amended and restated as follows:

“WHY ARE WE MAKING THE OFFER?

•	We are making the Offer in order to repurchase up to the Maximum Tender Amount of the outstanding Notes as part of an overall plan to extend the maturity of a portion of our outstanding debt by repurchasing the Notes in this Offer, as well as a portion of the 8.125% Senior Notes due 2017, or the 8.125% Notes, in a concurrent tender offer, in each case using net proceeds we received from the New Notes Offering.

•	We will deliver the Notes that we repurchase in the Offer to the Trustee for cancellation and those Notes will cease to be outstanding.”; and

“WHAT IS THE MARKET VALUE OF THE NOTES?

•	The Notes are not listed on any national securities exchange. There is no established public reporting or trading system for the Notes, and trading in the Notes has been limited. On February 7, 2014, the Company repurchased in open market transactions $17 million in aggregate principal amount of the Notes for $18 million, at a purchase price of $1,049 for each $1,000 principal amount of Notes. On February 11, 2014, the Company repurchased in open market transactions $47 million in aggregate principal amount of the Notes for $49 million, at a purchase price of $1,051 for each $1,000 principal amount of Notes.

•	Our common stock is listed on the NYSE under the symbol “AMD.” On February 19, 2014, the closing price of our common stock, as reported on the NYSE, was $3.72 per share.”

Item 2.	Subject Company Information.

(c) Trading Market and Price. The first paragraph of the section of the Offer to Purchase titled “Trading Market for the Notes and Common Stock” is amended and restated as follows:

“There is no established public reporting or trading system for the Notes, and trading in the Notes has been limited. On February 7, 2014, the Company repurchased in open market transactions $17 million in aggregate principal amount of the Notes for $18 million, at a purchase price of $1,049 for each $1,000 principal amount of Notes. On February 11, 2014, the Company repurchased in open market transactions $47 million in aggregate principal amount of the Notes for $49 million, at a purchase price of $1,051 for each $1,000 principal amount of Notes.”

Item 3.	Identity and Background of Filing Person.

The information set forth in the Offer to Purchase under the title “The Company” is amended and supplemented by adding the following information at the end of the section:

“The following persons are the executive officers and directors of the Company:

Name	Title
Rory Read	President and Chief Executive Officer, Director
Devinder Kumar	Senior Vice President and Chief Financial Officer
John Byrne	Senior Vice President and Chief Sales Officer
Mark D. Papermaster	Chief Technology Officer and Senior Vice President, Technology and Engineering
Lisa Su	Senior Vice President and General Manager, Global Business Units
Harry A. Wolin	Senior Vice President, General Counsel and Secretary
W. Michael Barnes	Director
John E. Caldwell	Director
Henry WK Chow	Director
Bruce L. Claflin	Director
Nicholas M. Donofrio	Director
H. Paulett Eberhart	Director
Martin Edelman	Director
John R. Harding	Director
Ahmed Yahia	Director

The business address and telephone number for all of the above directors and executive officers are c/o Advanced Micro Devices, Inc., One AMD Place, Sunnyvale, California 94088, tel. (408) 749-4000.

To the best of our knowledge, no Notes are beneficially owned by any of our executive officers, directors or persons controlling the Company. Accordingly, to the best of our knowledge, we will not purchase any Notes from any of our officers, directors or affiliates.”

Item 4.	Terms of the Transaction.

(a) Material Terms.

(1) Tender Offers.

(i)-(iii), (v)-(ix), (xii)

(a) The section titled “Purpose of the Offer” in the Offer to Purchase is amended and supplemented by the following information:

“We are making the Offer in order to acquire, on a pro rata basis, up to the Maximum Tender Amount of the outstanding Notes as part of an overall plan to extend the maturity of a portion of our outstanding debt by repurchasing the Notes in this Offer, as well as a portion of the 8.125% Notes in a concurrent tender offer, in each case using net proceeds we received from the New Notes Offering.

We will deliver the Notes that we purchase in the Offer to the Trustee for cancellation, and those Notes will cease to be outstanding. Any Notes that remain outstanding after the Offer will continue to be our obligations. Holders of those outstanding Notes will continue to have all the rights associated with those Notes. We are not seeking the approval of Holders for any amendment to the Notes or the Indenture.”

(b) The second paragraph of the section titled “Terms of the Offer—Conditions to the Offer—When Notes may be Withdrawn” in the Offer to Purchase is amended and restated to read as follows:

“Holders who have validly withdrawn their previously tendered Notes may re-tender Notes (a) at any time on or before the Expiration Date, and (b) if not yet accepted for payment, after the expiration of forty (40) business days from the commencement of the Offer, by following one of the procedures described in “—Procedure for Tendering Notes.” In the event of a termination of the Offer, the Notes tendered pursuant to the Offer will be promptly returned to the tendering Holder.”

(c) The fourth bullet point of the second paragraph of the section titled “Terms of the Offer—Conditions of the Offer” in the Offer to Purchase is amended and restated to read as follows:

“•	there exists any other actual or threatened legal impediment to the Offer or any other circumstances that would materially adversely affect the transactions contemplated by the Offer, or the contemplated benefits of the Offer to us (which benefits are our ability to repurchase and cancel the Notes as part of our overall plan to extend the maturity of a portion of our outstanding debt);”

(d) The section titled “Certain United States Federal Income Tax Consequences—Circulate 230 Notice” in the Offer to Purchase is deleted in its entirety.

(e)The second paragraph of the section titled “Instructions Forming Part of the Terms and Conditions of the Offer—9. IRS Form W-9 and IRS Form W-8” in the Letter of Transmittal is hereby deleted in its entirety.

(b) Purchases.

The amended and restated section of the Offer to Purchase titled “The Company” as amended in Item 3 above is hereby incorporated by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The amended and restated section of the Offer to Purchase titled “Purpose of the Offer” as amended in Item 4(a) above is hereby incorporated by reference.

(c) Plans.

(3) The sections of the Offer to Purchase titled “Summary of the Offer” as amended in Item 1 above and “Purpose of the Offer” as amended in Item 4(a) above are hereby incorporated by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(b) Conditions.

(1) The section of the Offer to Purchase titled “Terms of the Offer –Conditions to the Offer” as amended in Item 4(a) above is hereby incorporated by reference.

(2) The section of the Letter of Transmittal titled “Instructions Forming Part of the Terms and Condition of the Offer—8. Waiver of Conditions” is amended and restated as follows:

“8. Waiver of Conditions. The conditions of the Offer are for the sole benefit of AMD. The conditions may be asserted by AMD regardless of the circumstances giving rise to such condition or may be waived by AMD in whole or in part at any time and from time to time in its sole discretion prior to the Expiration Date. The failure of AMD at any time to exercise any of its rights will not be deemed a waiver of any other right and each right will be deemed an ongoing right which may be asserted at any time and from time to time.”

Item 10.	Financial Statements.

(a) Financial Information..

(3),(4) The information in section of the Offer to Purchase titled “Summary Historical Consolidated Financial Data” is amended and supplemented by adding the following information at the end of that section:

“Other financial data:

Year Ended
	Dec. 28, 2013	Dec. 29, 2012
Ratio of earnings to fixed charges*	—	—

*	For purposes of computing the ratio of earnings to fixed charges, fixed charges primarily consist of interest expense on long-term debt and capital leases and that portion of rental expense deemed to be representative of interest. Earnings primarily consist of loss from operations before income taxes and fixed charges. For the years ended December 28, 2013 and December 29, 2012, earnings were insufficient to cover fixed charges by approximately $74 million and $1.2 billion, respectively.

The book value per share of the Company’s common stock as of December 28, 2013 was $0.75.”

(c) Summary Information. The information in the section of the Offer to Purchase titled “Summary Historical Consolidated Financial Data,” as amended in Item 10(a)(3) above, is hereby incorporated by reference.

*****

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Advanced Micro Devices, Inc.

By:	/s/ Devinder Kumar
Name:	Devinder Kumar
Title:	Senior Vice President and Chief Financial Officer

Dated: March 5, 2014

INDEX TO EXHIBITS

Exhibit Number	Description of Document

(a)(1)(A)*	Offer to Purchase, dated February 20, 2014.

(a)(1)(B)*	Form of Letter of Transmittal.

(a)(1)(C)*	IRS Form W-9.

(a)(5)	Press Release Regarding Offer, dated February 20, 2014 (incorporated by reference to Exhibit 99.1 to our Current Report on Form 8-K, filed February 20, 2014).

(b)	Indenture governing the 6.75% Senior Notes due 2019, including the Form of 6.75% Note, dated February 26, 2014, between Advanced Micro Devices, Inc. and Wells Fargo Bank, National Association, as Trustee, filed as Exhibit 4.1 to AMD’s Current Report on Form 8-K dated February 26, 2014, is hereby incorporated by reference.

(d)(1)	Amended and Restated Certificate of Incorporation of Advanced Micro Devices, Inc. dated May 8, 2007, filed as Exhibit 3.1 to AMD’s Quarterly Report on Form 10-Q for the period ended March 31, 2007, is hereby incorporated by reference.

(d)(2)	Advanced Micro Devices, Inc. Amended and Restated Bylaws, as amended on July 30, 2009, filed as Exhibit 3.1 to AMD’s Current Report on Form 8-K filed August 3, 2009, is hereby incorporated by reference.

(d)(3)	1996 Stock Incentive Plan, as amended, filed as Exhibit 10.58 to AMD’s Quarterly Report on Form 10-Q for the period ended June 29, 2003, is hereby incorporated by reference.

(d)(4)	1998 Stock Incentive Plan, as amended, filed as Exhibit 10.32 to AMD’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 29, 2003, is hereby incorporated by reference.

(d)(5)	2000 Stock Incentive Plan, as amended, filed as Exhibit 10.12 to AMD’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 29, 2003, is hereby incorporated by reference

(d)(6)	2004 Equity Incentive Plan, as amended and restated, filed as Exhibit 10.1 to AMD’s Registration Statement on Form S-8 filed with the SEC on July 19, 2013, is hereby incorporated by reference

(d)(7)	2011 Executive Incentive Plan, filed as Exhibit 10.2 to AMD’s Quarterly Report on Form 10-Q for the period ended April 2, 2011, is hereby incorporated by reference.

(d)(8)	1995 Stock Plan of NexGen, Inc., as amended, filed as Exhibit 10.37 to AMD’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1996, is hereby incorporated by reference.

(d)(9)	ATI Technologies Inc. Share Option Plan, as amended effective January 25, 2005, filed as Exhibit 99.3 to AMD’s Registration Statement on Form S-8 filed with the SEC on October 30, 2006, is hereby incorporated by reference.

(d)(10)	SeaMicro, Inc. Amended and Restated 2007 Equity Incentive Plan, filed as Exhibit 10.1 on AMD’s Registration Statement on Form S-8, filed with the SEC on March 23, 2012, is hereby incorporated by reference.

(d)(11)	AMD’s U.S. Stock Option Program for Options Granted after April 25, 2000, filed as Exhibit 10.14 to AMD’s Annual Report on Form 10-K for the fiscal year ended December 31, 2000, is hereby incorporated by reference.

(d)(12)	AMD’s Stock Option Program for Employees Outside the U.S. for Options Granted after April 25, 2000, filed as Exhibit 10.24 to AMD’s Annual Report on Form 10-K for the fiscal year ended December 31, 2000, is hereby incorporated by reference.

(d)(13)	AMD’s U.S. Stock Option Program for Options Granted after April 24, 2001, filed as Exhibit 10.23(a) to AMD’s Annual Report on Form 10-K for the fiscal year ended December 30, 2001, is hereby incorporated by reference.

(d)(14)	Form of Stock Option Agreement (U.S.) under the 2004 Equity Incentive Plan, filed as Exhibit 10.1 to AMD’s Quarterly Report on Form 10-Q for the period ended June 27, 2009, is hereby incorporated by reference.

(d)(15)	Form of Stock Option Agreement (Non-U.S.) under the 2004 Equity Incentive Plan, filed as Exhibit 10.2 to AMD’s Quarterly Report on Form 10-Q for the period ended June 27, 2009, is hereby incorporated by reference.

(d)(16)	Form of Stock Option Agreement (U.S. Senior Vice Presidents and Above) under the 2004 Equity Incentive Plan, filed as Exhibit 10.1 to AMD’s Quarterly Report on Form 10-Q for the period ended June 26, 2010, is hereby incorporated by reference.

Exhibit Number	Description of Document

(d)(17)	Form of Stock Option Agreement (Non-U.S. Senior Vice Presidents and Above) under the 2004 Equity Incentive Plan, filed as Exhibit 10.2 to AMD’s Quarterly Report on Form 10-Q for the period ended June 26, 2010, is hereby incorporated by reference.

(d)(18)	Form of Restricted Stock Unit Agreement (U.S.) under the 2004 Equity Incentive Plan, filed as Exhibit 10.4 to AMD’s Quarterly Report on Form 10-Q for the period ended October 1, 2006, is hereby incorporated by reference.

(d)(19)	Form of Restricted Stock Unit Agreement (Non-U.S.) under the 2004 Equity Incentive Plan, filed as Exhibit 10.3 to AMD’s Quarterly Report on Form 10-Q for the period ended June 27, 2009, is hereby incorporated by reference.

(d)(20)	Form of Restricted Stock Unit Agreement (U.S. Senior Vice Presidents and Above) under the 2004 Equity Plan, filed as Exhibit 10.3 to AMD’s Quarterly Report on Form 10-Q for the period ended June 26, 2010, is hereby incorporated by reference.

(d)(21)	Form of Restricted Stock Unit Agreement (Non-U.S. Senior Vice Presidents and Above) under the 2004 Equity Plan, filed as Exhibit 10.4 to AMD’s Quarterly Report on Form 10-Q for the period ended June 26, 2010, is hereby incorporated by reference.

(d)(22)	Form of Performance-Based Restricted Stock Unit Agreement (U.S.) under the 2004 Equity Incentive Plan, filed as Exhibit 10.2 to AMD’s Quarterly Report on Form 10-Q for the period ended June 29, 2013, is hereby incorporated by reference.

(d)(23)	Outside Director Equity Compensation Policy, amended and restated as of October 20, 2011, filed as Exhibit 10.2 to AMD’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2012, is hereby incorporated by reference.

(d)(24)	AMD Executive Severance Plan and Summary Plan Description for Senior Vice Presidents, effective June 1, 2013, filed as Exhibit 10.1 to AMD’s Current Report on Form 8-K dated June 7, 2013, is hereby incorporated by reference.

(d)(25)	Indenture governing 6.00% Convertible Senior Notes due 2015, dated April 27, 2007 between Advanced Micro Devices, Inc. and Wells Fargo Bank, N.A., filed as Exhibit 4.1 to AMD’s Current Report on Form 8-K dated April 30, 2007, is hereby incorporated by reference.

(d)(26)	Form of 6.00% Senior Note due 2015, filed as Exhibit 4.1 to AMD’s Current Report on Form 8-K dated April 30, 2007, is hereby incorporated by reference.

(d)(27)	Indenture governing the 7.75% Senior Notes due 2020, including the Form of 7.75% Note, dated August 4, 2010 between Advanced Micro Devices, Inc. and Wells Fargo Bank, National Association, as Trustee, filed as Exhibit 4.1 to AMD’s Form 8-K dated August 4, 2010, is hereby incorporated by reference.

(d)(28)	Indenture governing the 7.50% Senior Notes due 2022, including the Form of 7.50% Note, dated as of August 15, 2012 between Advanced Micro Devices, Inc. and Wells Fargo Bank, National Association, as Trustee, filed as Exhibit 4.1 to AMD’s Form 8-K dated August 15, 2012, is hereby incorporated by reference.

(d)(29)	Indenture, governing the 8.125% Senior Notes due 2017, including the Form of 8.125% Note, dated November 30, 2009 between Advanced Micro Devices, Inc. and Wells Fargo Bank, National Association, as Trustee, filed as Exhibit 4.1 to AMD’s Current Report on Form 8-K dated December 1, 2009, is hereby incorporated by reference.

(d)(30)	Stock Purchase Agreement between West Coast Hitech L.P., and Advanced Micro Devices, Inc. dated as of November 15, 2007 filed as Exhibit 10.1 to AMD’s Current Report on Form 8-K filed November 16, 2007, is hereby incorporated by reference.

(d)(31)	Master Transaction Agreement by and among Advanced Micro Devices, Inc., Advanced Technology Investment Company LLC and West Coast Hitech L.P. dated October 6, 2008 filed as Exhibit 10.1 to AMD’s Current Report on Form 8-K filed October 16, 2008, is hereby incorporated by reference.

(d)(32)	Amendment to Master Transaction Agreement dated December 5, 2008 among Advanced Micro Devices, Inc., Advanced Technology Investment Company LLC and West Coast Hitech L.P. filed as Exhibit 10.1 to AMD’s Current Report on Form 8-K filed December 8, 2008, is hereby incorporated by reference.

Exhibit Number	Description of Document

(d)(33)	Indenture governing the 6.75% Senior Notes due 2019, including the Form of 6.75% Note, dated February 26, 2014, between Advanced Micro Devices, Inc. and Wells Fargo Bank, National Association, as Trustee, filed as Exhibit 4.1 to AMD’s Current Report on Form 8-K dated February 26, 2014, is hereby incorporated by reference.

(d)(34)	Registration Rights Agreement, dated February 26, 2014, between Advanced Micro Devices, Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, filed as Exhibit 10.1 to AMD’s Current Report on Form 8-K dated February 26, 2014, is hereby incorporated by reference.

(g)	None.

(h)	None.

*	Previously filed on Schedule TO.